GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Introduction

This Management's Discussion and Analysis ("MD&A") is dated July 7, 2026 unless otherwise indicated and should be read in conjunction with the audited consolidated financial statements of GreenPower Motor Company Inc. ("GreenPower", "the Company", "we", "our" or "us") for the year ended March 31, 2026 and the related notes, and the Company's filings through the U.S. Securities and Exchange Commission, as filed on EDGAR. This MD&A was written to comply with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. Results are reported in US dollars, unless otherwise noted. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results presented for the three months and year ended March 31, 2026 are not necessarily indicative of the results that may be expected for any future period. These consolidated financial statements, including comparatives, have been prepared using accounting policies consistent with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards). The Company's IFRS accounting policies are set out in Note 2 of the audited consolidated financial statements.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedarplus.com. Information in these websites do not form part of this report and are not incorporated by reference.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in the following MD&A may contain forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements in this MD&A may include, but are not limited to statements involving estimates, assumptions or judgements, and these statements may be identified by words such as "believe", "expect", "expectation", "aim", "achieve", "intend", "commit", "goal", "plan", "strive" and "objective", and similar expressions of future or conditional verbs such as "will", "may", "might", "should", "could" or "would". By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, and that our plans, goals, expectations and objectives will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements.

Non-IFRS Measures and Other Supplementary Performance Metrics

This MD&A includes certain non-IFRS measures and other supplementary performance metrics, which are defined below. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Investors are cautioned that non-GAAP financial measures should not be construed as an alternative to IFRS measures. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under IFRS.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Readers should not rely on any single financial measure to evaluate GreenPower's business.

This MD&A refers to Adjusted EBITDA "Adjusted EBITDA", a non-IFRS measure, which is defined as loss for the year (for annual periods) or loss for the period (for quarterly periods), plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the profitability of the business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net loss.

This MD&A also makes reference to "Total Cash Expenses", a non-IFRS measure, which is defined as sales, general and administrative costs plus interest and accretion, plus/(less) foreign exchange loss/(gain), less depreciation, less share-based payments less amortization of deferred financing fees, plus/(less) the decrease/(increase) in warranty liability, plus / (less) the (allowance) / recovery for credit losses. Total Cash Expenses is a measure used by management as an indicator of sales, general and administrative, interest and accretion, and foreign exchange costs that excludes the impact of certain non-cash charges. Management believes that Total Cash Expenses provides a measure of cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

This MD&A also makes reference to "Vehicle Deliveries", a supplementary performance metric, that management believes provides useful information regarding the business activity of the Company during a quarter or year. Vehicle Deliveries is vehicles that have been sold or leased to a customer during a quarter or a year, as determined by management. The models of vehicles included in Vehicle Deliveries will vary over time, such that Vehicle Deliveries in one period may not be comparable to Vehicle Deliveries in another period. Vehicle Deliveries is not a financial metric, and vehicle deliveries is not an indication of the Company's financial performance in a given period. While management considers Vehicle Deliveries to be a useful supplementary performance metric, users are cautioned to consider other factors to evaluate GreenPower's business.

Description of Business

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This Original Equipment Manufacturer ("OEM") platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, British Columbia, Canada with primary operational facilities in southern California and a manufacturing facility in West Virginia. Listed on the TSX Venture Exchange between November 2015 and November 2025, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Operations

The following is a description of GreenPower's business activities during the year ended March 31, 2026. During the year, the Company delivered a total of 25 vehicles, which were comprised of 12 EV Star models, 4 BEAST Type D school buses, and 9 Nano BEAST Type A school buses. During the year GreenPower generated annual revenue of $16.4 million, which was a decline of 17.4% from the prior year. Included in revenue for the year is $9.6 million of revenue from deposits that were previously recognized as deferred revenue, and that was recognized during the year due to cancelled contracts.

During the year GreenPower negotiated a contract cancellation with Workhorse under which Workhorse agreed to forego the deposits it had made with GreenPower for the production of EV Star Cab and Chassis ("EV Star CC"). Under the terms of the cancellation, GreenPower will retain deposits made by Workhorse as well as ownership of approximately 100 EV Star CC's that GreenPower had built for Workhorse, included in GreenPower's inventory, providing GreenPower with the flexibility to seek alternative buyers for the EV Star CC inventory it had built for Workhorse. The EV Star CC is the platform on which GreenPower builds a range of passenger transport vehicles and goods and cargo vehicles. These vehicles include GreenPower's Type A Nano BEAST, EV Star Mobility Plus, and a range of commercial vehicles including the ReeferX refrigerated vehicle the EV Star Cargo Plus GreenPower anticipates that it will be building a range of vehicles with the EV Star CC inventory for customers in diverse end markets. GreenPower also received a contract cancellation from its dealer in the state of West Virginia, which led to the recognition of deferred revenue that was on deposit with GreenPower and with no repayment obligations.

The Company completed several important financings during the year, including entering into a securities purchase agreement with a single investor under which the Company can issue up to $16 million of Series A convertible preferred shares ("Series A Preferred Shares"), which was amended after the year end to allow up to $18 million of Series A Preferred Shares to be issued. During the year the Company issued 2,105 Series A Preferred Shares for gross proceeds of approximately $2.0 million. Upon issuance, the Series A Preferred shares are recorded as a liability, which is transferred to shareholder's equity when the Series A preferred shares are converted to common shares. As of the date of this report, all of the Series A Preferred Shares issued during the year have been converted to common shares, thereby improving the Company's shareholder's equity. Subsequent to the year end the Company issued an additional 1,500 Series A Preferred Shares for gross proceeds of $1.4 million.

During January the Company completed a series of financings including repayment of its existing line of credit and entering into new financing facilities with CIBC. The CIBC facilities include a $3 million operating line of credit, a $2 million term loan, and letter of credit facilities of up to $2.95 million. Repayment of the existing line of credit was partially funded with $5 million in loans from related parties. These related parties also facilitated the CIBC financing by providing personal guarantees in support of the facilities. Net new loans from related parties during the year totaled $6.6 million, and the related parties received bonus shares and bonus warrants for providing the loans and personal guarantees. During the fourth quarter, $7 million of related party loans were converted into convertible debentures with a 3-year term, an interest rate of 12% and that are convertible into common shares of the Company at $0.99 per share. In addition, a total of $3.9 million of related party loans was converted into 4,200 Series B convertible preferred shares ("Series B preferred shares") that are recorded as equity. Overall, the financings completed during the year facilitate continued access to equity capital and improved the Company's shareholder's equity position compared to the prior year end.

GreenPower began a process of reducing its operating costs at the end of the previous fiscal year, and continued this process during the current year. Total sales, general and administrative expenses reduced by nearly 47% compared to the prior year, and were driven by rationalization of the Company's geographic footprint and reduction of the Company's workforce. These changes were made in response to the current challenging market conditions in the commercial EV sector, and management believes that these changes have improved the Company's ability to weather the current market environment.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

As at March 31, 2026, the Company had:

  Property and equipment on the balance sheet totaling $0.7 million, comprised of several models of GreenPower vehicles used for demonstration and other purposes, company vehicles used for sales, service and operations, tools and equipment, and other business property and equipment;
  Parts inventory totaling approximately $4.0 million representing spare parts for sale to customers pursuant to customer orders, spare parts to be used for vehicle manufacturing, and spare parts for vehicle repairs and warranty;
  Work in process inventory totaling approximately $11.2 million representing EV Star's, BEAST Type D school buses, Nano BEAST Type A school buses, and;
  Finished goods inventory totaling approximately $8.7 million, comprised of EV Star cab and chassis and other EV Star models, and BEAST Type D and Nano BEAST Type A models.

Trends

The Company does not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on the Company's business, financial condition, or results of operations other than as disclosed herein under "Risk Factors".

Annual Results of Operations

Year ended March 31, 2026

For the year ended March 31, 2026 the Company generated revenue of $16,388,579 compared to $19,847,279 for the previous year, a decrease of 17.4%. Revenue for the year included $9,631,452 of revenue from deposits that were previously recognized as deferred revenue, and that was recognized during the year due to cancelled contracts. Excluding this revenue, the decrease in revenue from the prior year was 66%. Cost of sales during the year was $7,173,476 yielding a gross profit of $9,215,103 or 56.2% of revenue. Cost of sales for the year included an inventory writedown of $988,186. Excluding deferred revenue from cancelled contracts and the inventory writedown from cost of sales, gross profit for the year was $571,837, and the gross profit margin was 8.5%. Revenue for the year was generated from the sale of 12 EV Star models, 4 BEAST Type D school buses, and 9 Nano BEAST Type A school buses, revenue from the sale of vehicle parts and service, from vehicle transportation, from finance income, revenue from finance and operating leases, and revenue from deferred revenue recognized during the year due to cancelled contracts. Operating costs consist of salaries and administration of $3,891,189 relating to salaries, employee benefits, and administrative services; transportation costs of $207,351 which relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America; insurance expense of $1,447,375; travel, accommodation, meals and entertainment costs of $110,244 related to travel for project management, demonstration of company products, and trade shows; product development costs of $701,369; sales and marketing costs of $78,569; interest and accretion of $2,588,673; professional fees of $2,500,177 consisting of legal and audit fees; as well as non-cash expenses including $279,546 of share-based compensation expense, depreciation of $1,445,129, and an allowance for credit losses of $10,528. The remaining operating costs for the period amounted to $66,773 in office expenses, loss on disposal of equipment of $24,961, a foreign exchange gain of $141,339, resulting in a consolidated loss from operations of $3,995,442. The company also recognized debt extinguishment costs of $1,390,187, loss from the change in far value of Series A convertible preferred shares of $497,149, and $406,000 in income tax recovery related to the Series A preferred shares. In addition, the Company recognized $73,342 of cumulative translation reserve as a result of the translation of the entities with a different functional currency than presentation currency. Including these items, total comprehensive loss for the period was $5,476,778.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Year ended March 31, 2025

For the year ended March 31, 2025 the Company generated revenue of $19,847,279 compared to $39,271,839 for the previous year, a decrease of 49.5%. Cost of sales of $17,650,661 yielding a gross profit of $2,196,618 or 11.1% of revenue. Revenue for the year was generated from the sale of 23 EV star Cargo and Cargo plus, 25 EV Stars, 34 BEAST Type D school buses, 2 Nano BEAST Type A school buses, as well as revenue from truck body manufacturing, revenue from the sale of vehicle parts and service, from vehicle transportation, from finance income, and revenue from finance and operating leases. Operating costs consist of salaries and administration of $9,912,495 relating to salaries, employee benefits, and administrative services; transportation costs of $264,344 which relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America; insurance expense of $1,727,831; travel, accommodation, meals and entertainment costs of $397,749 related to travel for project management, demonstration of company products, and trade shows; product development costs of $1,339,200; sales and marketing costs of $997,772; interest and accretion of $2,176,337; professional fees of $1,672,938 consisting of legal and audit fees; as well as non-cash expenses including $897,468 of share-based compensation expense, depreciation of $1,662,113, and an allowance for credit losses of ($12,277). The remaining operating costs for the period amounted to $1,256,499 in office expenses, other income of $1,391,746, and a foreign exchange gain of $40,657, resulting in a consolidated net loss of $18,663,448. The consolidated total comprehensive loss for the year of $18,511,895 was impacted by $151,553 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

Year ended March 31, 2024

For the year ended March 31, 2024 the Company generated revenue of $39,271,839 compared to $39,695,890 for the previous year, a decrease of 1.1%. Cost of sales of $33,914,237 yielding a gross profit of $5,357,602 or 13.6% of revenue. Revenue for the year was generated from the sale of  EV Star CC's,  EV Star 22 foot cargo, EV Star Cargo Plus,  EV Stars, 29 BEAST Type D school buses, 12 Nano BEAST Type A school buses, and 2 EV 250's, as well as revenue from truck body manufacturing, revenue from the sale of vehicle parts and service, from vehicle transportation, from finance income, and revenue from finance and operating leases. Operating costs consist of salaries and administration of $8,814,561 relating to salaries, employee benefits, and administrative services; transportation costs of $212,263 which relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America; insurance expense of $1,716,157; travel, accommodation, meals and entertainment costs of $599,169 related to travel for project management, demonstration of company products, and trade shows; product development costs of $1,811,472; sales and marketing costs of $661,426 interest and accretion of $1,554,858; professional fees of $1,925,938 consisting of legal and audit fees; as well as non-cash expenses including $1,502,112 of share-based compensation expense, depreciation of $1,858,458, and an allowance for credit losses of $1,450,962. The remaining operating costs for the period amounted to $1,607,459 in office expenses, other income of $306,288, a foreign exchange gain of $131,416 and a write down of $423,267 on finance lease receivables, resulting in a consolidated net loss of $18,342,796. The consolidated total comprehensive loss for the year of $18,313,249 was impacted by $29,547 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Comparison of Annual Results

The following table compares the annual results of GreenPower for the years ended March 31, 2026, 2025, and 2024:

	For the years ended			Percentage Change		$ Change
	March 31,	March 31,	March 31,	2026 to	2025 to	2026 to	2025 to
	2026	2025	2024	2025	2024	2025	2024
Revenue	$16,388,579	$19,847,279	$39,271,839	-17.4%	-49.5%	$(3,458,700)	$(19,424,560)
Cost of sales	7,173,476	17,650,661	33,914,237	-59.4%	-48.0%	(10,477,185)	(16,263,576)
Gross Profit	9,215,103	2,196,618	5,357,602	319.5%	-59.0%	7,018,485	(3,160,984)
Gross profit margin¹	56.2%	11.1%	13.6%	45.2%	-2.6%
Sales, general and administrative costs
Salaries and administration	3,891,189	9,912,495	8,814,561	-60.7%	12.5%	(6,021,306)	1,097,934
Depreciation	1,445,129	1,662,113	1,858,458	-13.1%	-10.6%	(216,984)	(196,345)
Product development costs	701,369	1,339,200	1,811,472	-47.6%	-26.1%	(637,831)	(472,272)
Office expense	66,773	1,256,499	1,607,459	-94.7%	-21.8%	(1,189,726)	(350,960)
Insurance	1,447,375	1,727,831	1,716,157	-16.2%	0.7%	(280,456)	11,674
Professional fees	2,500,177	1,672,938	1,925,938	49.4%	-13.1%	827,239	(253,000)
Sales and marketing	78,569	997,772	661,426	-92.1%	50.9%	(919,203)	336,346
Share-based payments	279,546	897,468	1,502,112	-68.9%	-40.3%	(617,922)	(604,644)
Transportation costs	207,351	264,344	212,263	-21.6%	24.5%	(56,993)	52,081
Travel, accommodation, meals and entertainment	110,244	397,749	599,169	-72.3%	-33.6%	(287,505)	(201,420)
Allowance for credit losses	10,528	(12,277)	1,450,962	-185.8%	-100.8%	22,805	(1,463,239)
Total sales, general and administrative costs	10,738,250	20,116,132	22,159,977	-46.6%	-9.2%	(9,377,882)	(2,043,845)
Loss from operations before interest, accretion and foreign exchange	(1,523,147)	(17,919,514)	(16,802,375)	-91.5%	6.6%	16,396,367	(1,117,139)
Interest and accretion	(2,588,673)	(2,176,337)	(1,554,858)	18.9%	40.0%	(412,336)	(621,479)
Other Income	-	1,391,746	306,288	-100.0%	354.4%	(1,391,746)	1,085,458
(Loss) on sale of equipment	(24,961)	-	-	100.0%	0.0%	(24,961)	-
Foreign exchange gain	141,339	40,657	131,416	247.6%	-69.1%	100,682	(90,759)
Loss from operations for the year	(3,995,442)	(18,663,448)	(17,919,529)	-78.6%	4.2%	14,668,006	(743,919)
Other item
Debt extinguishment costs	(1,390,187)	-	-	100.0%	0.0%	(1,390,187)	-
Series A convertible preferred change in fair value	(497,149)	-	-	100.0%	0.0%	(497,149)	-
Write down of assets	-	-	(423,267)	0.0%	-100.0%	-	423,267
Loss for the year before tax	(5,882,778)	(18,663,448)	(18,342,796)	-68.5%	1.7%	12,780,670	(320,652)
Income tax
Income tax recovery	(406,000)	-	-	-	-
Loss for the year	(5,476,778)	(18,663,448)	(18,342,796)	-70.7%	1.7%	13,186,670	(320,652)
Other comprehensive income
Cumulative translation reserve	73,342	151,553	29,547	NM	NM	(78,211)	122,006
Total comprehensive loss for the year	$(5,403,436)	$(18,511,895)	$(18,313,249)	-70.8%	1.1%	$13,108,459	$(198,646)
Loss per common share, basic and diluted	$(1.57)	$(6.77)	$(7.35)	-76.8%	-7.9%	$5.20	$0.58
Weighted average number of common shares outstanding, basic and diluted	3,494,860	2,758,020	2,495,096	26.7%	10.5%	736,840	262,924

(1) Gross profit margin, a supplementary financial metric, is calculated as gross profit divided by revenue. Gross profit margin is not a defined term under IFRS.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Change in Revenue

The annual decrease in revenue for the year ended March 31, 2026 compared to the year ended March 31, 2026 was $3,458,700 or 17.4%. Revenue for the year ended March 31, 2026 included $9,631,452 of revenue from deposits that were previously recognized as deferred revenue, and that was recognized during the year due to cancelled contracts. Excluding this revenue, the decrease in revenue from the prior year was 66%. During the year ended March 31, 2026, the Company sold 12 EV Stars, 4 BEAST and 9 Nano BEAST, compared to sales of 48 EV Stars, 34 Type D BEAST and 2 Nano BEAST during the year ended March 31, 2025. The year over year decline in revenue was due to the year over year reduction in vehicle sales, which was partially offset by the recognition of revenue from deferred revenue recognized during the year from cancelled contracts.

The annual decrease in revenue for the year ended March 31, 2025 compared to the year ended March 31, 2024 was $ 19,424,560 or 49.5%. This decrease was the result of 138 fewer vehicles delivered during the year ended March 31, 2025 compared to the prior year due primarily to no sales of EV Star CC's to Workhorse during the year ended March 31, 2025 compared to sales of 105 EV Star CC's in the year ended March 31, 2024, as Workhorse requested that GreenPower pause deliveries of EV Star CC's which Workhorse ordered from GreenPower.

Change in Cost of Sales and Gross Profit and Gross Profit Margin

The annual decrease in cost of sales for the year ended March 31, 2026 compared to the year ended March 31, 2025 was $10,477,185 or 49.5%, due to the reduction in vehicle sales year over year. However, gross profit increased by $7,018,485, or 319.5% over the same period due to $9,631,452 of revenue from deposits that were previously recognized as deferred revenue, and that was recognized in revenue during the year ended March 31, 2026 due to cancelled contracts. Cost of sales also included $988,186 for inventory writedowns. Excluding deferred revenue from cancelled contracts and the inventory writedown from cost of sales, gross profit for the year was $571,837, and the gross profit margin was 8.5%. The reduction in normalized gross profit and gross profit margin year over year was due to the reduction in vehicle sales year over year as production and overhead costs included in cost of sales were allocated to fewer sold vehicles.

The annual decrease in cost of sales for the year ended March 31, 2025 compared to the year ended March 31, 2024 was $16,263,576 or 48.0%, resulting in a decrease in gross profit of $3,160,984 or 59.0%. During the year ended March 31, 2025 GreenPower delivered a total of 84 vehicles compared to 222 in the prior year, a decrease of 138 vehicle deliveries, which caused the reduction in cost of sales. The reduction in gross profit over the year was primarily due to lower sales year over year, and due to negative gross profit at GP Truck Body, an inventory writedown of $530,675 included in cost of sales, and a low gross profit margin at GreenPower West Virginia.

Gross profit margin (defined as gross profit over sales), for the years ended March 2026, 2025 and 2024 was 56.2%, 11.1%, and 13.6% respectively. Excluding $9,631,452 of revenue from deposits that were previously recognized as deferred revenue, and that was recognized during the year ended March 31, 2026 due to cancelled contracts, gross profit margin for the years ended March 2026, 2025 and 2024 was(6.2%), 11.1%, and 13.6% respectively. Gross profit margin declined by 17.3% between March 31, 2026 and March 31, 2025 due primarily to overhead costs overhead costs included in cost sales were allocated to fewer vehicles in the prior year compared to this year. Gross profit margin declined by 2.6% between March 31, 2025 and March 31, 2024 due to negative gross profit at GP Truck Body, combined with a writedown of inventory of $530,675, and a low gross profit margin at GreenPower West Virginia.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Change in Salaries and Administration

The annual reduction in salaries and administration expense for the year ended March 31, 2026 compared to March 31, 2025 was $6,021,306 or 60.7%. The reduction over the year was due to the year over year reduction in employees, as total employees as at March 31, 2026 was 30, compared to 113 at March 31, 2025. The annual increase in salaries and administration expense for the year ended March 31, 2025 compared to the year ended March 31, 2024 was $1,097,934 or 12.5%. The increase over the period was due to salary increases for existing employees, and due to increased labor costs in West Virginia due to the increased number of employees in that subsidiary.

Change in Depreciation

Depreciation expense declined for the year ended March 31, 2026 compared to the year ended March 31, 2025 by $216,984 or 13.1%. This reduction was primarily due to lower year over year depreciation on property and equipment, partially offset by higher year over year depreciation on right of use assets due to a full year of depreciation in the current year on right of use assets that were added during the year ended March 31, 2025.

Depreciation expense declined for the year ended March 31, 2025 compared to the year ended March 31, 2024 by $196,345 or 10.6%. This reduction was primarily due to a reduction in depreciation on right of use assets due to several property leases being re-classified from right of use assets to short term leases with no depreciation driven by non-renewal of expiring contracts, and from certain fixed assets which were fully depreciated during the year ended March 31, 2025, for which depreciation expense was recorded during the year ended March 31, 2024.

Change in Product Development Costs

Product development costs declined by $637,831 or 47.6% between March 31, 2026 and March 31, 2025. The decrease was primarily attributable to a significant reduction in warranty accrual, resulting from the decline in vehicle sales during the year, as the accrual is determined based on a fixed percentage of revenue.

Product development costs declined by $472,272 or 26.1% between March 31, 2025 and March 31, 2024. The decrease was primarily attributable to a significant reduction in warranty accrual, resulting from the decline in sales during the year, as the accrual is determined based on a fixed percentage of revenue. In addition, the decrease reflected lower other product development costs, mainly consisting of vehicle parts and related development expenses.

Change in Share-Based Payments

Share-based payment expense for the year ended March 31, 2026 compared to the year ended March 31, 2025 declined by $617,922 or 68.9%, and for the year ended March 31, 2025 compared to the year ended March 31, 2024 declined by $604,644 or 40.3%.

Share based payment expense is for non-cash stock option grants, where the value of stock option grants are calculated on the date of the grant using the Black Scholes method and recognized in earnings over the stock option's vesting period. The reduction in share-based payment expense was due to no stock option grants in the year ended March 31, 2026, as well as higher calculated values of stock option grants in years prior to March 31, 2025, due to higher share prices in those periods, and the impact the higher share prices have on the value of the stock option grants calculated using the Black Scholes method.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Change in Transportation Costs

The annual decrease in transportation costs for the year ended March 31, 2026 compared to the year ended March 31, 2025 was $56,993 or 21.6%. This decrease was due to a reduction in costs related to shipping vehicles for non-sales purposes.

The annual increase in transportation costs for the year ended March 31, 2025 compared to the year ended March 31, 2024 was $52,081 or 24.5%, primarily due to additional non-sales-related transportation expenses incurred as a result of the company's relocation to the Riverside facility, which took place at the end of the fiscal year.

Change in Interest and Accretion

Interest and accretion expense increased in the year ended March 31, 2026 compared to the year ended March 31, 2025 by $412,336 or 18.9%, and increased in the year ended March 31, 2025 compared to the year ended March 31, 2024 by $621,479 or 40.0%. The change in interest and accretion expense in the year ended March 31, 2026 compared to the prior year was primarily attributable to higher interest rates charged on the Company's line of credit with the Bank of Montreal, which was closed during the year ended March 31, 2026, and due to increases in interest bearing debt outstanding compared to the prior year. The change in interest and accretion expense in the year ended March 31, 2025 compared to the prior year was primarily attributable to higher interest incurred on related party loans, as well as increased utilization of the line of credit facility.

Change in Office Expense

Office expense decreased by $1,189,726 or 94.7% during the year ended March 31, 2026 compared to the prior year and decreased by $350,960 or 21.8% during the year ended March 31, 2025 compared to the prior year. The decrease in office expense during the years ended March 31, 2026 and in March 31, 2025 was primarily due to re-allocation of building costs to Cost of Sales,  cost-saving initiatives, a reduction in maintenance and utility expenses at facilities, and lower spending due to the significant reduction in the number of employees during the year ended March 31, 2026, and as the office transitioned into stable, routine operations during the year ended March 31, 2025 compared to the prior year.

Change in Insurance Expense

Insurance expense decreased by $280,456 or 16.2% during the year ended March 31, 2026 compared to the prior year primarily due to a reduction in premiums charged on the Company's insurance policies due to the reduction in employees, fewer leased locations and reductions in auto insurance policy premiums. Insurance expense increased by $11,674 or 0.7% during the year ended March 31, 2025 compared to the prior year, primarily due to slightly higher premiums on renewed insurance policies.

Change in Professional Fees

Professional fees increased by $827,239, or 49.4% during the year ended March 31, 2026 compared to the prior year, and decreased by $253,000 or 13.1% during the year ended March 31, 2025 compared to the prior year. The increase in the year ended March 31, 2026 was primarily due to increased legal costs associated with litigation. The decrease in the year ended March 31, 2025 was primarily due to a reduction in legal fees and other professional services supporting operations, partially offset by an accrual of $310,000 for potential legal judgements.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Change in Sales and Marketing and Travel, Accommodation, Meals and Entertainment

Sales and marketing expense for the year ended March 31, 2026 decreased by $919,203 or 92.1% and travel, accommodation, meals and entertainment expenses decreased by $287,505 or 72.3% compared to the prior year. The decrease in both of these expenses was due to the Company's cost cutting initiatives that included a reduction in the Company's attendance at trade shows, and fewer sales and marketing events compared to the prior year.

Sales and marketing expense for the year ended March 31, 2025 increased by $336,346 or 50.9%, and travel, accommodation, meals and entertainment expenses decreased by $201,420 or 33.6% compared to the prior year. The increase in sales and marketing expense was due to greater investment in promotional activities and campaigns, while the decrease in travel-related expenses was due to fewer in-person events and continued cost control over discretionary spending.

Change in Other Costs

The allowance for credit losses in the year ended March 31, 2026 was $10,528, which was in line with historical allowances as a percentage of AR, however was higher than the prior year where the Company was able to collect amounts that were included in prior year allowances. The allowance for credit losses in the year ended March 31, 2025 decreased by $1,463,239 or 100.8% compared to the prior year, primarily due to the collection of prior year allowances related to overdue customer accounts.

Change in Other Income

The Company did not recognize Other income during the year ended March 31, 2026. Other income of $1,391,746 during the year ended March 31, 2025 was the result of the derecognition of a contingent liability related to the dissolution of Lion Truck Body. Other Income of $306,288 during the year ended March 31, 2024 was the result of a non cash gain from loans from related parties. Changes in other income during each of these years was due to unrelated non-recurring events.

Change in Write Down of Assets

During the years ended March 31, 2026 and 2025, the Company had a write down of assets of $nil. During the year ended March 31, 2024, the Company had a write down of assets of $423,267 from the write down of finance lease receivables with overdue lease payments.

Debt extinguishment costs, income tax recovery and change in fair value of series A convertible preferred shares

During the year ended March 31, 2026 the Company recognized debt extinguishment costs of $1,390,187 associated with the conversion of related party loans into convertible debentures, and a deferred tax recovery of $406,000 for the equity component of convertible debentures. The Company also recognized loss of $497,149 related to the change in fair value of Series A convertible preferred shares. These costs were associated with financing activity during the year ended March 31, 2026, and the Company did not recognize similar costs in the years ended March 31, 2025 or March 31, 2024.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Change in Loss for the Year

The loss for the year ended March 31, 2026 decreased by $13,108,459 or 70.8% compared to the prior year. The decrease in loss for the year was due to the increase in gross profit of $7,018,485, and the reduction in sales, general and administrative costs of $9,377,882, partially offset by increases in other costs.

The loss for the year ended March 31, 2025 increased by $320,652 or 1.7% compared to the prior year. The slight increase in loss was primarily due to a $3,160,984 reduction in gross profit, partially offset by a decrease in selling, general and administrative costs and an increase in other income.

The loss for the year ended March 31, 2024 increased by $3,298,939 or 21.9% compared to the prior year. The majority of this loss was due to a reduction of $1,892,452 in gross profit earned in the current year, with the remainder caused by an increase in selling, general and administrative costs, partially offset by a reduction in interest and accretion.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Changes in Consolidated Statements of Financial Position

The table below illustrates changes in selected components of GreenPower's consolidated financial position as of March 31, 2026 and March 31, 2025, and an explanation of changes in these components.

(Expressed in US Dollars)	March 31, 2026	March 31, 2025	Annual Change ($)	Explanation
Cash	$ 328,086	$ 344,244	(16,158)	See liquidity and capital resources sections of this report.
Accounts receivable, net of allowances	331,822	541,793	(209,971)	Decrease due to accounts receivable collected during the year and reduced AR due to lower sales.
Inventory	23,825,379	25,601,888	(1,776,509)	Reduction due to sales of finished goods inventory and lower work in process at March 31, 2026.
Current assets	25,313,059	27,775,068	(2,462,009)	Primarily due to reductions in accounts receivable and inventory.
Finance lease receivables	91,927	136,928	(45,001)	Reduction due to de-recognition of finance leases, impairment on finance leases, and lease payments received during the year ended March 31, 2026.
Right of use assets	4,569,336	5,479,555	(910,219)	Due to depreciation recognized during the year.
Property and equipment	718,557	1,310,581	(592,024)	Reduction due to property and equipment disposal.
Total assets	30,688,219	35,071,725	(4,383,506)	Due to reductions in cash, accounts receivable, inventory, right of using assets, finance lease receivables and property and equipment.
Line of credit	1,452,615	5,983,572	(4,530,957)	See liquidity and capital resources sections of this report.
Accounts payable and accrued liabilities	3,891,760	3,719,716	172,044	Due to payments to suppliers and for investments in inventory.
Deferred revenue	2,576,050	10,138,356	(7,562,306)	Reduction due recognition of deferred revenues associated with contract cancellations, partially offset by new deposits received.
Loans payable to related parties	619,436	4,184,045	(3,564,609)	Reduction due to conversion of related party loans into Convertible Debentures and Series B convertible preferred shares.
Term loan facility	1,628,858	-	1,628,858	New term loan facility entered into during the year.
Revolving term loan facility	3,591,924	3,591,354	570	No change as no principal payments made during the year.
Current liabilities	16,521,504	19,668,259	(3,146,755)	Due to a reduction in line of credit and related party loans; offset by increase in term loan facility.
Lease liabilities	5,552,263	6,168,086	(615,823)	Decrease due to normal repayment and amortization of lease obligation.
Contingent liability	-	310,000	(310,000)	Reduction due to a settlement agreement reached during the year.
Warranty liability	2,520,459	2,565,429	(44,970)	Decrease due warranty disbursements net of warranty accruals during the year ended March 31, 2026.
Convertible debentures	5,654,279	-	5,654,279	Related party loans issued durig the year, and settled by issuance of convertible debentures; net of equity component.
Total liabilities	29,139,425	36,677,691	(7,538,266)	Due to the decreases in line of credit, accounts payable, deferred revenue, , lease liabilities, current liabilities, warranty liability and loans to related parties, partially offset by increase in term loan facility.
Shareholder's equity	1,548,794	(1,605,966)	3,154,760	Increase in shareholder's equity due to the recognition of deferred revenues associated with contract cancellations, and from the conversion of related party loans into convertible debentures and Series B convertible preferred shares.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Cash flows

The following table summarizes cash flows from, and used in, operations, investing, financing, as well as the effect of foreign exchange, for the years ended March 31, 2026, 2025, and 2024:

	For the years ended
	March 31,	March 31,	March 31,
	2026	2025	2024

Cash flow (used in) operations	$(6,184,341)	$(5,988,173)	$(1,132,248)
Cash flow from (used in) investing	11,950	(83,172)	(761,533)
Cash flow from financing	6,105,494	5,100,272	2,323,833
Foreign exchange on cash and restricted cash	50,739	164,426	120,437
Net (decrease) increase in
cash and restricted cash	$(16,158)	$(806,647)	$550,489

Operating activities

Cash flow used in operating activities amounted to $6.2 million for the year ended March 31, 2026. The Company generated a loss for the year of $5.5 million, which included approximately $5.6 million in non-cash depreciation, share based payments, accretion and accrued interest, foreign exchange gain, allowance for credit losses, debt extinguishment costs, Fair value adjustment to Preferred A shares liability, income tax recovery and other expense. In addition, cash flow was impacted by changes in working capital, including by a reduction in deferred revenue of $7.6 million, partially offset by a net increase of $1.2 million from changes in other working capital items.

Cash flow used in operating activities amounted to $6.0 million for the year ended March 31, 2025. The Company generated a loss for the year of $18.7 million, which included approximately $1.8 million in non-cash depreciation, share based payments, accretion and accrued interest, foreign exchange gain, allowance for credit losses, and other income. In addition, cash flow was generated from changes in working capital, including inventory of $7.9 million, and accounts receivable of $2.3 million, and other factors.

Cash flow used in operating activities amounted to $1.1 million for the year ended March 31, 2024. The Company generated a loss for the year of $18.3 million, which included approximately $6.6 million in non-cash depreciation, share based payments, accretion and accrued interest, foreign exchange gain, allowance for credit losses, other income, and write down of assets. In addition, cash flow was generated from changes in working capital, including inventory of $8.8 million, and accounts receivable of $6.3 million, which were partially offset by a decrease in accounts payable of $4.3 million, and other factors.

Investing activities

Cash flow from investing activities was $11,950 for the year ended March 31, 2026 due to the receipt of $11,950 from restricted deposits.

Cash flow used in investing activities was $83,172 for the year ended March 31, 2025 resulting from $83,172 investments in property, plant and equipment.

Cash flow used in investing activities was $761,533 for the year ended March 31, 2024 resulting from a $400,000 restricted deposit investment for a surety bond and the purchase of $361,533 of property, plant and equipment.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Financing activities

Cash flow from financing activities amounted to $6.1 million for the year-ended March 31, 2026. During the year the Company received loans from related parties that totaled $6.6 million, received proceeds of $2.0 million on a term loan facility, received proceeds of $1.8 million from the issuance of Series A convertible preferred shares, and received proceeds of $0.5 million from sales of shares under the Company's ATM program. These cash flows from financing activities were partially offset by a net repayment of $4.0 million on the Company's line of credit, payments of $0.6m on the Company's lease liabilities, and equity offering costs of $0.1 million.

Cash flow from financing activities amounted to $5.1 million for the year-ended March 31, 2025. During the year the Company received gross proceeds from the issuance of common shares of $5.3 million, received loans from related parties that totaled $1.4 million, drew $1.3 million on its term loan facility, and these amounts were offset by repayment on the Company's line of credit of $1.5 million, payments on the Company's lease liabilities of $0.6 million, and equity issuance costs of $0.9M.

Cash flow from financing activities amounted to $2.3 million for the year-ended March 31, 2024. During the year the Company received gross proceeds from the issuance of shares on its ATM program of $0.5 million, drew $850,974 on the Company's line of credit, drew $2.2 million on its term loan facility, and these amounts were partially offset by $0.4 million repayments on loans to related parties, and principal payments on the Company's lease liabilities.

Quarterly Results of Operations

Three months ended March 31, 2026

For the three-month period ended March 31, 2026 the Company generated revenues of $3,853,969 and cost of sales of $2,593,017 yielding a gross profit of $1,260,952 or 32.7%. Revenue for the quarter included $2,773,645 of revenue from deposits that were previously recognized as deferred revenue, and that was recognized during the quarter due to cancelled contracts. Excluding this revenue, revenue for the quarter was $1,080,324 and was generated from the sale of 3 EV Stars, from parts sales, and from lease revenue. Cost of sales during the quarter was $2,593,017 yielding a gross profit of $1,260,952 or 32.7% of revenue. Cost of sales for the quarter included an inventory write down of $688,186. Excluding deferred revenue from cancelled contracts and the inventory write down from cost of sales, gross profit for the quarter was $(824,507). Total sales, general and administrative costs during the quarter were $1,196,692 and were lower than prior quarters during the year due to the allocation of costs of production to costs of goods sold during the quarter. During the quarter the Company recognized interest and accretion expense of $693,932, financing costs net of financing income of $1,481,336, and a foreign exchange gain of $177,755 resulting in a consolidated net loss of $1,933,253.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Three months ended March 31, 2025

For the three-month period ended March 31, 2025 the Company generated revenues of $4,284,134, cost of sales of $3,823,052 yielding a gross profit of $461,082 or 10.8%, from the sale of 12 EV Star Cargo/ Cargo Plus, 2 EV Stars, 7 BEAST Type D school bus, and 1 Type A Nano BEAST, as well as revenue from truck body manufacturing, revenue from the sale of vehicle parts and service, from vehicle transportation, and revenue from finance and operating leases. Operating costs consist of administrative fees of $2,654,757 relating to salaries, project management, finance, and administrative services; transportation costs of $109,925 which is related to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; insurance expense of $480,385; travel, accommodation, meals and entertainment costs of $124,950 related to travel for project management, demonstration of company products, and trade shows; product development costs of $329,798; interest and accretion of $518,752; professional fees of $750,894 consisting of legal and audit fees and an accrual for legal judgements of $310,000; as well as non-cash expenses including $63,893 of share-based compensation expense, a recovery of allowance for credit losses of ($134,295), other income of $1,391,746 and depreciation of $376,937. Excluding a foreign exchange gain of $1,836, the remaining operating costs for the period amounted to $122,288 in general corporate expenses, resulting in a consolidated net loss of $3,833,914.

Three months ended March 31, 2024

For the three-month period ended March 31, 2024 the Company generated revenues of $5,092,890, cost of sales of $5,110,399 yielding a gross loss of $17,509 or 0.3%, from the sale of 12 EV Star CC's, 4 EV Star Cargos, 4 EV Star Cargo Plus, 2 EV Stars, 3 BEAST Type D school bus, and 1 Type A Nano BEAST, as well as revenue from truck body manufacturing, revenue from the sale of vehicle parts and service, from vehicle transportation, and revenue from finance and operating leases. Cost of Sales during the period includes an inventory write-down of $478,203, and without this write-down the gross profit margin would have been 9.0%. Operating costs consist of administrative fees of $2,410,230 relating to salaries, project management, finance, and administrative services; transportation costs of $37,439 which related to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; insurance expense of $461,954; travel, accommodation, meals and entertainment costs of $184,571 related to travel for project management, demonstration of company products, and trade shows; product development costs of $233,986; interest and accretion of $668,282; professional fees of $642,734 consisting of legal and audit fees; as well as non-cash expenses including $124,227 of share-based compensation expense, allowance for credit losses of $1,136,852, other income of $306,288 and depreciation of $504,225. Excluding a foreign exchange gain of $119,272, the remaining operating costs for the period amounted to $635,128 in general corporate expenses, resulting in a consolidated net loss of $6,631,577.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

A summary of selected information for each of the last eight quarters is presented below:

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,
	2026	2025	2025	2025
Financial results
Revenues	$3,853,969	$8,495,323	$2,489,820	$1,549,467
Loss for the period	(1,933,253)	4,213,685	(3,593,359)	(4,163,851)
Basic and diluted earnings/(loss) per share	$(0.40)	$1.32	$(1.18)	$(1.40)
Balance sheet data
Working capital (Note 1)	8,791,555	5,762,176	6,352,309	5,955,259
Total assets	30,688,219	30,764,000	32,010,466	33,334,460
Shareholders' equity / (deficiency)	1,548,794	(3,158,207)	(8,334,120)	(5,177,496)

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,
	2025	2024	2024	2024
Financial results
Revenues	$4,284,134	$7,218,897	$5,347,190	$2,997,058
Loss for the period	(3,833,914)	(4,739,022)	(4,701,864)	(5,388,648)
Basic and diluted earnings/(loss) per share	$(0.13)	$(1.66)	$(1.77)	$(2.08)
Balance sheet data
Working capital (Note 1)	8,106,809	12,835,583	10,090,572	13,919,050
Total assets	35,071,725	37,367,033	39,374,461	43,464,519
Shareholders' equity / (deficiency)	(1,605,966)	2,138,161	4,153,826	8,600,047

1) - Working capital defined as Total Current Assets minus Total Current Liabilities

Changes in Quarterly Results

GreenPower's quarterly revenues for the current fiscal year were impacted by the recognition of $9,631,452of revenue from deposits that were previously recognized as deferred revenue, and that was recognized due to cancelled contracts, including $6,857,807 in the quarter ended December 31, 2025, and $2,773,645 in the quarter ended March 31, 2026. Excluding this revenue, the revenue during the quarter ended March 31, 2026 was $1,080,324 and was $1,637,516 during the quarter ended December 31, 2025. Excluding the revenue from deposits that were previously recognized as deferred revenue, and that was recognized due to cancelled contracts, the decline in revenue in each of the 4 quarters ended March 31, 2026 compared to the same quarters in the prior year was due to a total of 25 vehicle deliveries in the current year compared to 84 vehicles delivered in the prior year. Management undertook a series of cost saving initiatives in the current year, including reducing the number of leased properties from 6 to 4, and reducing the number of employees from 113 at March 31, 2025, to 30 as at March 31, 2026. These cost saving initiatives combined with revenue during the year ended March 31, 2026 from deposits that were previously recognized as deferred revenue resulted in year over year improvements in quarterly loss per share, with the exception of March 31, 2026 compared to March 31, 2025, which was due to the inclusion of other income of $1,391,746 in the quarter ended March 31, 2025.

GreenPower's quarterly revenues for the year ended March 31, 2025 reached a peak in the third quarter ended December 31, 2024, and was largely the result of 28 vehicle deliveries, the highest of the year, including 14 BEAST and Nano BEAST school bus deliveries, as these vehicles generate a higher revenue per vehicle than other models. Revenue ranged between $3 million and $5.4 million in the other three quarters, and variances were due to differences in vehicle deliveries and product mix of sales. There was a reduction in quarterly losses from a loss of $5.4 million in the first quarter to a loss of $3.8 million in the fourth quarter. The reduction in quarterly losses in the fourth quarter was primarily the result of a reduction in selling general and administrative expenses over the period and the inclusion of other income of $1,391,746 related to the de-recognition of a contingent liability. Management has implemented a number of initiatives to reduce costs across the organization, and this is expected to continue over the next year.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

The following tables summarize Vehicle Deliveries pursuant to vehicle leases and vehicle sales for the last eight quarters:

	For the three months ended
	March 31,	December 31,	September 30,	June 30,
	2026	2025	2025	2025
Vehicle Sales
EV Star (Note 1)	3	2	5	2
Nano BEAST and BEAST school bus	0	4	6	3

Vehicle Deliveries (Note 2)	3	6	11	5

	For the three months ended
	March 31,	December 31,	September 30,	June 30,
	2025	2024	2024	2024
Vehicle Sales
EV Star (Note 1)	14	14	11	9
Nano BEAST and BEAST school bus	8	14	11	3

Vehicle Deliveries (Note 2)	22	28	22	12

1)  Includes various models of EV Stars

2) "Vehicle Deliveries", as reflected above, is a supplementary performance metric, that management believes provides useful information regarding the business activity of the Company during a quarter or year. Vehicle Deliveries is vehicles that have been sold or leased to a customer during a quarter or a year, as determined by management. The models of vehicles included in Vehicle Deliveries will vary over time, such that Vehicle Deliveries in one period may not be comparable to Vehicle Deliveries in another period. Vehicle Deliveries is not a financial metric, and vehicle deliveries is not an indication of the Company's financial performance in a given period. While management considers Vehicle Deliveries to be a useful supplementary performance metric, users are cautioned to consider other factors to evaluate GreenPower's business.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

The following tables summarize Total Cash Expenses for the last eight quarters:

	For the three months ended
	March 31,	December 31,	September 30,	June 30,
	2026	2025	2025	2025

Total sales, general and administrative costs	$1,196,692	$2,393,601	$3,201,298	$3,946,659
Plus:
Interest and accretion	693,932	710,483	612,360	571,898
Foreign exchange loss/(gain)	(177,755)	982	28,458	6,976
(Loss) on disposal of equipment	-	-	24,961	-
Less:
Depreciation	(343,664)	(339,219)	(350,080)	(412,166)
Share-based payments	41,174	(50,875)	(85,701)	(184,144)
(Increase)/decrease in warranty liability	68,811	(30,845)	(14,321)	21,325
(Allowance) / recovery for credit losses	(15,004)	37,004	(25,061)	(7,467)

Total Cash Expenses (Note 1)	$1,464,186	$2,721,131	$3,391,914	$3,943,081

	For the three months ended
	March 31,	December 31,	September 30,	June 30,
	2025	2024	2024	2024

Total sales, general and administrative costs	$5,169,826	$5,234,644	$4,584,730	$5,126,932
Plus:
Interest and accretion	518,752	562,360	572,472	522,753
Foreign exchange loss/(gain)	(1,836)	(3,945)	4,297	(39,173)
Less:
Depreciation	(376,937)	(399,440)	(427,978)	(457,758)
Share-based payments	(63,893)	(135,677)	(289,893)	(408,005)
(Increase)/decrease in warranty liability	(28,507)	(172,996)	(84,307)	220,271
(Allowance) / recovery for credit losses	134,295	(240,396)	126,348	(7,970)

Total Cash Expenses (Note 1)	$5,351,700	$4,844,550	$4,485,669	$4,957,050

1) Total Cash Expenses", as reflected above, is a non-IFRS measure which is defined as sales, general and administrative costs plus interest and accretion, plus/(less) foreign exchange loss/(gain), less depreciation, less share-based payments, plus/(less) the decrease/(increase) in warranty liability, plus / (less) the (allowance) / recovery for credit losses, less impairment of assets. Total Cash Expenses is a measure used by management as an indicator of sales, general and administrative, interest and accretion, and foreign exchange costs that excludes the impact of certain non-cash charges. Management believes that Total Cash Expenses provides a measure of cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

The following tables summarize Adjusted EBITDA for the last eight quarters:

		For the three months ended
	March 31,	December 31,	September 30,	June 30,
	2026	2025	2025	2025

Loss for the period	$(1,933,253)	$4,213,685	$(3,593,359)	$(4,163,851)
Plus:
Depreciation	343,664	339,219	350,080	412,166
Interest and accretion	693,932	710,483	612,360	571,898
Share-based payments	(41,174)	50,875	85,701	184,144
Allowance / (recovery) for credit losses	15,004	(37,004)	25,061	7,467
Increase/(decrease) in warranty liability	(68,811)	(30,845)	14,321	(21,325)
Debt extinguishment costs	1,390,187	-	-	-
Series A convertible preferred shares FV change	497,149	-	-	-

Adjusted EBITDA (Note 1)	$896,698	$5,246,413	$(2,505,836)	$(3,009,501)

	For the three months ended
	March 31,	December 31,	September 30,	June 30,
	2025	2024	2024	2024

Loss for the period	$(3,833,914)	$(4,739,022)	$(4,701,864)	$(5,388,648)
Plus:
Depreciation	376,937	399,440	427,978	457,758
Interest and accretion	518,752	562,360	572,472	522,753
Share-based payments	63,893	135,677	289,893	408,005
Allowance / (recovery) for credit losses	(134,295)	240,396	(126,348)	7,970
Increase/(decrease) in warranty liability	28,507	172,996	84,307	(220,271)

Adjusted EBITDA (Note 1)	$(2,980,120)	$(3,228,153)	$(3,453,562)	$(4,212,433)

1) "Adjusted EBITDA", as reflected above, is a non-IFRS measure, which is defined as loss for the period (for quarterly periods), or loss for the year (for annual periods) plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the increase / (decrease) in the warranty liability, plus taxes, plus impairment of assets. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Liquidity and Capital Resources

As at March 31, 2026, the Company had a cash balance of $328,086 and working capital, defined as current assets minus current liabilities, of $8,791,555. The Company's line of credit has a maximum credit limit of up to $3,000,000. As at March 31, 2026, the line of credit had a drawn balance of approximately $2 million.

Subsequent to the year ended March 31, 2026,

  Between April 1, 2026 and June 17, 2026 1,351 Series A convertible preferred shares were converted into 1,494,423 common shares of the company, and the Series A convertible preferred share liability of $1,643,214 as at March 31, 2026 was transferred to share capital;
  On June 15, 2026 256,410 common shares were issued to a director of the Company pursuant to the exercise of 256,410 warrants at US$0.78 per share for gross proceeds of $200,000;
  Between July 1, 2026 and July 7, 2026, a total of 100 Series A convertible preferred shares were converted into 88,909 common shares of the Company;
  On June 30, 2026, the Company issued 257,638 common shares at $1.44 per share to pay for $371,000 of accrued interest to June 30, 2026 on convertible debentures to the convertible debenture investors. The convertible debenture investors are related parties and include a company controlled by a director of the Company, and companies controlled by the CEO and director of the Company;
  On June 30, 2026, the Company issued 552 Series B convertible preferred shares to companies controlled by the CEO and director of the Company for the conversion of $524,400 of loans from the same companies;
  On June 30, 2026 the Company issued 1,640 Series B convertible preferred shares to a company controlled by the CEO and director of the Company for the conversion of $1,558,000 of convertible debentures from the same company.

The Company manages its capital structure and makes adjustments to it based on available funds. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity, and further develop its sales, marketing, engineering, and technical resources.

The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon its ability to continue as a going concern. The Company will continue to rely on additional financings to support its operations and fulfill its capital requirements.

Capital Resources

Authorized

The authorized share capital of GreenPower Motor Company Inc. consists of:

  an unlimited number of voting common shares;
  an unlimited number of Series A convertible preferred shares, which have a dividend rate of 9%, are non-voting and are convertible into common shares of the Company;
  an unlimited number of Series B convertible preferred shares, which have a dividend rate of 9% are non-voting and are convertible into common shares of the Company.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Issued Share Capital

As at March 31, 2026, the Company had the following issued common shares and preferred shares outstanding:

  5,029,291 common shares
  1,351 Series A convertible preferred shares, with a stated value of $1,351,000, and recorded as a preferred share liability of $1,643,214, including accrued dividends of $21,270;
  4,200 Series B convertible preferred shares, with a stated value of $4,200,000, and recorded as $3,915,130 in share capital, including accrued dividends of $49,498.

Common Shares

On September 8, 2025 the Company completed a consolidation of its common shares on the basis of ten pre-consolidation common shares for one post-consolidation common share. All references to share and per share amounts in this report have been retroactively restated to give effect to this share consolidation, unless otherwise stated.

During the year ended March 31, 2026, the Company issued a total of 2,080,153 common shares, comprised of the following:

  A total of 907,558 common shares were issued pursuant to the conversion of 754 Series A convertible preferred shares;
  1,073,792 common shares were issued to companies controlled by the CEO and director of the Company in exchange for providing loans to the Company totaling $4.25 million and for providing a personal guarantee to support the Company's operating line of credit and term loan with CIBC (Note 11, 13, 21);
  98,803 common shares were issued through the 2025 ATM for gross proceeds of $455,095.

During the year ended March 31, 2025 the Company issued a total of 450,000 common shares:

  During October 2024, 300,000 common shares were issued in an underwritten offering of common shares for gross proceeds of $3,000,000 before deducting underwriting discounts and offering expenses of $483,434;
  During May 2024, 150,000 common shares were issued in an underwritten Unit offering (the "Unit Offering") comprised of 150,000 common shares and warrants to purchase 157,500 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses of $400,774;

During the year ended March 31, 2024, the Company issued a total of 27,453 common shares, including 18,882 shares issued under the 2022 At the Market Offering (ATM), and 8,572 shares from the exercise of options.

At the Market Offering

On March 7, 2025 the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company on the NASDAQ stock exchange for aggregate gross proceeds of up to US$850,000 (the "2025 ATM"). The Company did not sell any shares under the 2025 ATM during the year ended March 31, 2025. During the year ended March 31, 2026 the Company sold a total of 98,803 common shares under the 2025 ATM for gross proceeds of $455,095. The ATM program with Roth Capital Partners, LLC was cancelled on November 13, 2025.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

In September 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company on the NASDAQ stock exchange for aggregate gross proceeds of up to US$20,000,000 (the "2022 ATM"). The 2022 ATM expired in November 2023 due to the expiry of the then effective short form base shelf prospectus.

During the year ended March 31, 2024, the Company sold 18,882 common shares under the 2022 ATM for gross proceeds of $520,892 before transaction fees. The Company incurred approximately $14,904 in professional fees and other direct expenses in connection with the 2022 ATM, which was included in share issuance costs for the year ended March 31, 2024 (2023 - $216,803).

Series A Convertible Preferred Shares

On November 14, 2025 the Company filed a prospectus supplement to its short form base shelf prospectus under which it offered 754 Series A convertible preferred shares for gross proceeds of $716,300. Concurrent with this public offering, the Company completed a private placement of 425 Series A convertible preferred shares for gross proceeds of $403,750. Net proceeds from the public offering preferred shares and the private placement preferred shares, after taking into account commissions and other direct costs of the offering, was $951,409. The preferred shares have a dividend rate of 9.0%, a stated value of $1,000 per share and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.975 or b) 95% of the lowest daily VWAP from the previous 5 trading days. On February 27, 2026 the Company completed a private placement of 926 Series A convertible preferred shares for gross proceeds of $879,700. Net proceeds from the private placement of preferred shares, after taking into account commissions and other direct costs of the offering, was $800,715. The Series A preferred shares issued on February 27, 2026 have a stated value of $1,000 per share and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.4875 or b) 95% of the lowest daily VWAP from the previous 5 trading days. The net proceeds of the Series A preferred shares are recorded as a liability when issued, and the fair value of the liability is calculated at each reporting period with changes in the fair value recorded to the statement of operations and comprehensive loss. The Company recorded lossof $497,149 for the year ended March 31, 2026 related to changes in the fair value of the Series A convertible preferred shares, and recorded $21,270 in accrued dividends on the Series A shares in Other Income. A total of 754 Series A convertible preferred shares were converted into 907,558 common shares of the Company during the year ended March 31, 2026. Subsequent to the end of the reporting period, between April 1, 2026 and June 17, 2026 1,351 Series A convertible preferred shares were converted into 1,494,423 common shares of the company, and the Series A convertible preferred share liability of $1,643,214 as at March 31, 2026 was transferred to share capital. On June 30, 2026 the Company issued the third tranche of 1,500 Series A convertible preferred shares for gross proceeds of $1,425,000. In addition, the Company and the Series A convertible preferred share investor amended the Securities Purchase Agreement dated November 14, 2025 to increase the Series A convertible preferred shares issuable under the Agreement by $2,000,000. Between July 1, 2026 and July 7, 2026, a total of 100 Series A convertible preferred shares were converted into 88,909 common shares of the Company.

Series B Convertible Preferred Shares

During the year ended March 31, 2026, the Company created a new series of Series B convertible preferred shares. A total of 4,200 Series B convertible preferred shares were issued to companies owned by the CEO and director of the Company pursuant to the conversion of $3,865,632 in related party loans issued by these same companies. The Series B convertible preferred shares have a stated value of $1,000 per share and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.975 or b) 95% of the lowest closing share price from the previous 5 trading days. The Series B convertible preferred shares are recorded as equity on the consolidated statements of financial position of the Company as at March 31, 2026, and accrued dividends on Series B preferred shares to March 31, 2026 are $49,498.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

2023 Plan

Effective February 21, 2023 GreenPower adopted the 2023 Plan which was approved by shareholders at our AGM on March 28, 2023 in order to grant stock options or non-stock option awards to people in the United States. Under the 2023 Plan GreenPower can issue stock options that are considered incentive stock options, which are stock options that qualify for certain favorable tax treatment under U.S. tax laws. Nonqualified stock options are stock options that are not incentive stock options. The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code. Non-stock option awards mean a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards. The aggregate number of Shares issuable under the 2023 Plan (and all of the Company's other Security-Based Compensation Arrangements) will not exceed 246,760. The 2023 plan received final approval on April 18, 2024.

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified and re-approved by shareholders at our AGM on March 27, 2026, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 294,912. No performance-based awards have been issued as at March 31, 2026, March 31, 2025 or March 31, 2024. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

Stock Option Plans from Prior Periods

On May 14, 2019, the Company replaced the 2016 Plan with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years. On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the  issuance of up to 149,154 shares and which was subsequently further increased to allow up to 212,299 shares to be issued under the plan (the "2016 Plan").

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

The Company had the following incentive stock options granted under the 2023 Plan and the 2022 Plan and the 2019 Plan that are issued and outstanding as at March 31, 2026:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2025	Granted	Exercised	or Expired	March 31, 2026
July 3, 2025	CDN	$49.00	643	-	-	(643)	-
November 19, 2025	US	$200.00	30,000	-	-	(30,000)	-
December 4, 2025	US	$200.00	1,500	-	-	(1,500)	-
May 18, 2026	CDN	$196.20	3,245	-	-	(370)	2,875
December 10, 2026	CDN	$164.50	42,000	-	-	(1,000)	41,000
February 14, 2028	CDN	$38.00	50,250	-	-	(6,875)	43,375
March 27, 2029	CDN	$27.20	49,125	-	-	(3,875)	45,250
June 28, 2029	CDN	$14.00	2,000	-	-	-	2,000
March 14, 2030	CDN	$7.80	79,500	-	-	(9,875)	69,625
Total outstanding			258,263	-	-	(54,138)	204,125
Total exercisable			168,138				194,675
Weighted Average
Exercise Price (CDN$)			$79.48	$-	$-	$173.15	$52.71
Weighted Average Remaining Life			3.2 years				2.6 years

As at March 31, 2026, there were 298,004 stock options available for issuance under the 2023 and 2022 plan and 502,929 performance-based awards available for issuance under the 2023 Plan and the 2022 Plan.

During the year ended March 31, 2026, no stock options were granted by the Company and none of the Company's stock options were exercised.

During the year ended March 31, 2026, 54,138 options were forfeited or expired. During the year ended March 31, 2026, previously recognized share-based compensation expense of $69,916 was reversed due to stock options that were forfeited or expired (2025 - $260,860). During the year ended March 31, 2026, the Company incurred share-based compensation expense with a measured fair value of $349,462 (2025 - $897,468; 2024 -$1,502,112). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations. Subsequent to the end of the reporting period, between April 1, 2026 and June 29, 2026, 4,825 stock options exercisable at a weighted average exercise price of CDN $146.15 expired or were forfeited.

As at March 31, 2026 the company had the following warrants outstanding:

		Exercise	Balance			Forfeited	Balance
Issue date	Expiry date	price (US$)	31-Mar-25	Granted	Exercised	or expired	31-Mar-26

May 9, 2024	May 9, 2027	18.2	157,500	-	-	-	157,500
Oct 30, 2024	Oct 30, 2027	12.5	15,000	-	-	-	15,000
Wednesday, May 14, 2025	Friday, May 14, 2027	4.6	-	108,696	-	-	108,696
Wednesday, May 28, 2025	Friday, May 28, 2027	4.4	-	56,819	-	-	56,819
Friday, June 6, 2025	Sunday, June 6, 2027	4.4	-	34,091	-	-	34,091
Friday, June 27, 2025	Sunday, June 27, 2027	3.8	-	26,316	-	-	26,316
Friday, July 4, 2025	Sunday, July 4, 2027	4.1	-	30,488	-	-	30,488
Tuesday, January 6, 2026	Saturday, January 6, 2029	0.78	-	3,205,128	-	-	3,205,128
Monday, January 12, 2026	Friday, January 12, 2029	1.24	-	2,016,129	-	-	2,016,129

Total			172,500	5,477,667	-	-	5,650,167

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Subsequent to the end of the reporting period, on June 15, 2026, 256,410 common shares were issued to a director of the Company pursuant to the exercise of 256,410 warrants at US$0.78 per share for gross proceeds of $200,000.

Investing Activities

For the year ended March 31, 2025

See the Operations and Capital Resources sections above for a summary of the Company activities during the year ended March 31, 2026.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Years Ended
	Tuesday, March 31, 2026	Monday, March 31, 2025	Sunday, March 31, 2024

Salaries and Benefits (1)	$562,105	$551,410	$562,160
Consulting fees (2)	505,000	566,042	541,623
Non-cash Options Vested (3)	208,620	632,493	874,321
Total	$1,275,725	$1,749,945	$1,978,104

1) Salaries and benefits incurred with directors and officers are included in Salaries and administration on the Consolidated Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Salaries and administration on the Consolidated Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, and includes Director's Fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

Accounts payable and accrued liabilities as at March 31, 2026 includes $36,695 (March 31, 2025 - $454,894) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

During the year ended March 31, 2026 the Company received the following loans from related parties. Principal and interest on these loans were converted into convertible debentures during the year.

  On May 13, 2025, the Company announced a term loan offering of up to $2,000,000 from several related party lenders. During the year ended March 31, 2026, the Company entered into five tranches under the term loan offering for gross proceeds of $1.75 million.
  On January 6, 2026 the Company received two term loans of $2.5 million each, for $5 million in total, from two family offices that are Related Parties.

As at March 31, 2026 the loans from related parties recorded in long term liabilities totaled $519,436 and was comprised of principal and accrued interest on loans from Koko Financial Services and 0851433 BC Ltd.

During the year ended March 31, 2026, the Company granted 5,477,667 warrants to companies that are beneficially owned by directors and an officer of the Company as a bonus for providing loans to the Company and for providing personal guarantees on the Company's line of credit and term loan facility:

  On May 14, 2025 the Company granted 54,348 warrants convertible into common shares at $4.60 per share to FWP Acquisition, a company beneficially owned by the CEO and director of the Company;
  Between May 14, 2025 and January 12, 2026, the Company granted 5,423,319 warrants convertible into common shares at prices ranging from $0.78 per share to $4.60 per share to Countryman, a company beneficially owned by a director of the Company.

During the year ended March 31, 2026 a total of 1,073,792 common shares were issued to companies controlled by the CEO and director of the Company in exchange for providing loans to the Company totaling $4.25 million and for providing a personal guarantee to support the Company's operating line of credit and term loan with CIBC.

On January 22, 2026, the Company converted $7 million of principal and accrued interest from loans from related parties into convertible debentures (Note 14). $3,459,000 of principal of the convertible debentures are with Countryman Investments Ltd. ("Countryman"), a company beneficially owned by a director, $3,432,945 are with FWP Acquisition Corp. ("FWP Acquisition"), and $108,045 are with Koko Financial Services Inc. ("Koko), both of which companies are beneficially owned by the Chairman and CEO of the Company.

During the year ended March 31, 2026 the Company issued 4,200 Series B convertible preferred shares to 0851433 B.C. Ltd., FWP Holdings LLC, and FWP Acquisition, all of which are companies beneficially owned by the CEO and director of the Company pursuant to the conversion of $3,990,000 in principal and accrued interest on related party loans issued by these same companies.

During the year ended March 31, 2025, the Company received loans totaling CAD $475,000 from FWP Holdings LLC ("FWP Holdings"), USD$250,000 from Koko Financial Services Inc. ("Koko"), and CAD$675,000 from 0851433 BC Ltd. FWP Holdings, Koko, and 08551433 BC Ltd. are all beneficially owned by the CEO and Chairman of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. Loans from FWP Holdings with a principal balance of CAD $3,670,000 matured on March 31, 2023 however the principal balance remained outstanding as at March 31, 2025. The Company agreed to grant FWP Holdings a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders.

During the quarter ended March 31, 2025 the Company received advances of $150,000 from Koko and CAD$50,000 from FWP Acquisition Corp. that were unsecured and non-interest bearing and were repaid during the year ended March 31, 2026. In addition, the Company received a further advance of $100,000 from Brendan Riley, President of the Company, during the year ended March 31, 2025 that is unsecured and non-interest bearing, and remains outstanding as at March 31, 2026 and is included in loans payable to related parties.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

A non-cash gain of $306,288 was included in Other Income during the year ended March 31, 2024 related to the revaluation of related party loans during the year.

New and Amended Standards

Adoption of accounting standards

Certain new accounting standards have been published by the IASB or the IFRS Interpretations Committee that are effective for annual reporting periods beginning on or after January 1, 2025. These changes were reviewed by management and did not cause a change to the Company's financial statements.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB that are not mandatory for the March 31, 2026 reporting period, as summarized in the following table:

Mandatorily effective for periods beginning on or after January 1, 2026	Mandatorily effective for periods beginning on or after January 1, 2027
IFRS 7 and IFRS 9 - Amendments to the Classification and measurement of Financial Instruments (effective Jan 1, 2026)	IFRS 18 - Presentation and Disclosure in Financial Statements (effective Jan 1, 2027)
IFRS 1, IFRS 7, IFRS 9, IFRS 10, IAS 7 - Annual improvements to IFRS accounting standards (effective Jan 1, 2026)	IFRS 19 - Subsidiaries without Public Disclosures (effective Jan 1, 2027)
IFRS 7 and IFRS 9 - Contracts referencing nature-dependent electricity (effective Jan 1, 2026)	IAS 21 The Effects of Changes in Foreign Exchange Rates (Future developments in chapter 2.10) (effective Jan 1, 2027)

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

Internal Controls over Financial Reporting

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining disclosure controls and procedures (DC&P) (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the U.S. Securities and Exchange Act of 1934 and under National Instrument 52-109). Management evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2026.

Based on the evaluation performed as of March 31, 2026, management has concluded that the Company maintained effective internal control over financial reporting.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the U.S. Securities and Exchange Act of 1934 and under National Instrument 52-109.

A company's internal control over financial reporting is a process designed by, or under the supervision of, its Chief Executive Officer and Chief Financial Officer, and effected by such company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2026, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2026.

Attestation Report of the Registered Public Accounting Firm

This MD&A does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report is not subject to attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this Annual Report.

Changes In Internal Control Over Financial Reporting

During our fourth quarter and year ended March 31, 2026, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and NI 52-109) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Limitation on Effectiveness Controls and Procedures

The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business, but there can be no assurance that such improvements will be sufficient to provide us with effective internal control over financial reporting.

Critical Accounting Estimates and Judgements

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstance.

Critical accounting judgements

i. The determination of the functional currency of the Company and of each entity within the consolidated Company.

ii.  The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern.

iii. The determination that a portion of loans payable to related parties and convertible debentures issued to related parties outstanding as at March 31, 2026 is a non-current liability.

iv. The determination that the convertible debentures have both an equity and a debt component.

v. The determination that the Series A convertible preferred shares are recorded as a liability due to features that are outside of the Company's control that may require repayment of the Series A preferred shares.

Critical accounting estimates and assumptions

i. The determination of the discount rates used to discount finance  lease receivables and lease liabilities.

ii. The estimated accrual rate for the warranty provision on the sale of all-electric vehicles.

iii. The classification of leases as either financial leases or operating leases.

iv. The determination of an allowance for doubtful accounts on the Company's trade receivables.

v. The estimate of the useful life of equipment.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

vi. The estimate of the net realizable value of inventory.

vii. Estimates underlying the recognition of proceeds from government vouchers and grants.

viii. Estimates underlying the determination of the carrying value of the West Virginia lease liability and right of use asset.

ix. Estimates underlying the calculation of deferred income tax assets and deferred income tax recovery.

x. The determination of overheads to be allocated to inventory and charged to cost of sales.

xi. The determination of the valuation of warrants, to be recognized in earnings over the term of the warrant

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, promissory note receivable, finance lease receivables, line of credit, loans payable to related parties, term loan, accounts payable and accrued liabilities, other liabilities, and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3: Inputs that are not based on observable market data

The fair value of the Company's financial instruments approximates their carrying value, other than the Series A convertible preferred share liability which is measured using level 2 inputs.

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position. Cash consists of cash bank balances held in major financial institutions in Canada and    the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable and finance lease receivables at each reporting period end and on an annual basis. During the year ended March 31, 2026 the Company recognized an allowance / (recovery) for doubtful accounts, net of payments collected, of $10,528 (2025 - ($12,277)).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $3 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

The following table summarizes the Company's undiscounted financial commitments by maturity as at March 31, 2026:

March 31, 2026	Less than 3 months	3 to 12 months	One to five years	Thereafter
Line of credit (Note 1)	$2,008,708	$-	$-	$-
Accounts payable and accrued liabilities	3,891,760	-	-	-
Loans payable to related parties	100,000	-	519,436	-
Lease liabilities	347,735	970,963	4,542,726	1,589,481
Revolving term loan facility	-	3,591,924	-	-
Term loan facility (Note 2)	2,000,000	-	-	-
Series A convertible preferred share liability (Note 3)	1,643,214	-	-	-
Convertible debentures	-	-	7,000,000	-
Other liabilities	2,142	6,425	-	-
	$9,993,559	$4,569,312	$12,062,162	$1,589,481

(1) GreenPower's operating line of credit with the Canadian Imperial Bank of Commerce (CIBC) is repayable on demand and is therefore recorded as a current liability with less than 3 months to maturity. GreenPower remains in compliance with the financial covenant under the facility and since inception of the loan.

(2) GreenPower's Term loan facility with the Canadian Imperial Bank of Commerce (CIBC) is repayable on demand and is therefore recorded as a current liability with less than 3 months to maturity.

(3) GreenPower's Series A convertible preferred shares are classified as a current liability as, under certain events that are outside the control of the company, they may become repayable. All of the Series A preferred shares outstanding as at March 31, 2026 have been converted into common shares as at the date of this report.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit. The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

As at March 31, 2026, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

CAD
Cash	$21,287
Accounts Receivable	$(7)
Prepaids and deposits	$10,988
Finance Lease Receivable	$26,771
Accounts Payable and Accrued Liabilities	$(327,969)
Related Party Loan	$(300,137)

The CDN/USD exchange rate as at March 31, 2026 was $0.7174 (March 31, 2025 - $0.6956). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $40,825 to comprehensive income/loss.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Outlook

For the immediate future, the Company intends to:

  Evaluate and consider entering into new sources of financing to fund the business;
  Complete production and delivery of several models of EV Stars and BEAST school buses currently in various stages of production;
  Deliver the remaining vehicles in finished goods inventory;
  Consider additional ways to reduce costs in the Company's operations;
  Implement a strategy to mitigate the impact of tarrifs on the company's business, wherever possible.

Capitalization and Outstanding Security Data

The following table summarizes the Company's outstanding common shares, warrants and stock options as at March 31, 2026 and as of the date of this report:

	March 31, 2026	July 7, 2026
Common shares	5,029,291	7,126,671
Stock options convertible into common shares	204,125	199,300
Warrants convertible into common shares	5,650,167	5,393,757

	10,883,583	12,719,728

The following table summarizes the Company's outstanding Series A convertible preferred shares and Series B convertible preferred shares as at March 31, 2026 and as of the date of this report:

	March 31, 2026	July 7, 2026	Stated Value per share	Dividend Rate
Series A	1,351	1,400	$1,000	9.0%
Series B	4,200	6,392	$1,000	9.0%

	5,551	7,792	$1,000	9.0%

Risk Factors

Investing in the common shares of the Company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of the Company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

Operational Risk

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of the Company's business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs. Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company's strategic or operational objectives. The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Reliance on Management

The Company is relying solely on the past business success of its directors and officers. The success of the Company is dependent upon the efforts and abilities of its directors, officers and employees. The loss of any of its directors, officers or employees could have a material adverse effect upon the business and prospects of the Company.

Related Party Ownership of our Common Shares and Securities Convertible into Common Shares

As at March 31, 2026 the Company had 5,029,291 common shares outstanding. Of these shares, 1,364,605, or 27.1% of the total shares outstanding were owned directly or through companies under the control of the CEO and director of the Company, and an additional 287,310 or 5.7% of the total shares outstanding were owned directly or through companies under the control of a director of the Company. In addition, as at March 31, 2026 companies controlled by the CEO and director owned 4,200 Series B convertible preferred shares with a stated value of $4.2 million, as well as 54,348 warrants and 24,500 stock options, all of which are convertible into common shares of the Company. As at March 31, 2026 companies controlled by a director of the Company owned 5,423,319 warrants and 24,500 stock options that are convertible into common shares of the Company. On an undiluted basis, the common share ownership of these related parties is significant, and if all of the securities convertible into common shares of the Company were exercised by these related parties, these related parties would control the majority of the common shares of the Company.

Competition in the Industry

The Company faces competition from a number of existing manufacturers of all-electric medium and heavy-duty vehicles and buses, as well as manufacturers of traditional medium and heavy-duty vehicles. The Company competes in the zero-emission, or alternative fuel segment of this market. Several of the company's competitors, both publicly listed and privately owned, have raised or have access to a significant amount of capital to invest in the growth and development of their businesses which has increased the competitive threat from several well-capitalized competitors. In addition to existing competitors in various market segments, there is the potential for future competitors to enter the market.

Reliance on Key Suppliers

Our products contain numerous purchased parts which we source globally directly from suppliers, some of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. There is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Tariffs on Imported Goods

GreenPower sources components and parts to build its all-electric vehicles from suppliers globally, utilizes contract manufacturers located outside of North America for a portion of its all-electric vehicle production, and the importation of these parts, components and vehicles to North America are subject to tariffs which have recently increased and may increase further. The current US administration has significantly increased tariffs on US imports from virtually every country in the world. These tariffs have been in many cases amended, postponed, or changed in other ways since their initial announcements, and this has resulted in uncertainty over the quantum and duration of tariffs, and this lack of clarity has made it difficult to manage and mitigate the impacts of tariffs. The increase in and lack of clarity regarding tariffs on electric vehicles and certain parts and components used in the manufacture of electric vehicles that are imported to the United States from suppliers globally has increased costs for GreenPower, and led to delays on the processing and inspection of imported goods to the United States. The increased tariffs and importation delays has increased GreenPower's costs and has negatively impacted the financial results of the Company. While GreenPower's management is taking steps to mitigate the impact of planned tariff increases, including sourcing new manufacturers and contract manufacturers for certain products, this transition will take time, is subject to a number of risks, and GreenPower may not be able to mitigate the impact of any change in tariffs due to these risks.

No Dividend Payment History

The Company has not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

Sales, Marketing, Government Grants and Subsidies

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the New Jersey Zero Emission Incentive Program ("NJZIP") operated by the New Jersey Economic Development Authority ("NJEDA") the CleanBC Program funded by the Province of British Columbia, Canada, the Incentives for Medium and Heavy-Duty Zero Emission Vehicles ("iMHZEV") program operated by the Canadian federal government which closes on September 30, 2026, the clean trucks NYSERDA program, the New York School Bus Incentive Program for the state of New York, the EPA Clean School Bus Program, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. GreenPower is currently responding to requests for information from CARB and from the California Attorney General, and while the state is undertaking this investigation it has suspended HVIP incentives to GreenPower. GreenPower has been responding to the requests for information, and GreenPower's vehicles continue to be listed as eligible vehicles under the HVIP program, however the suspension of HVIP incentives to GreenPower has negatively impacted the Company, and the timing of when the Company will be eligible to receive HVIP incentives, if at all, is uncertain. The ability for potential purchasers to receive funding from these programs is subject to the risk of government changes to the program, including changing or removing GreenPower's eligibility for the program, the risk of the delay in the timing of advancing funds to the specific programs, or the risk of program funding being cut or otherwise not available. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or is otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Litigation and Legal Proceedings

The Company filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia in 2019, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2026. During April 2023, the Company repossessed 28 EV Stars and 10 EV Star CC's after a lease termination due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary. As of March 31, 2026 GreenPower entered into a settlement agreement under which GreenPower agreed to transfer four used vehicles to the customer to resolve this dispute. The vehicles were transferred to the customer subsequent to the end of the reporting period and the Company has recorded an accrual for the value of these vehicles. GreenPower is currently defending itself against claims brought against the Company by former employees in West Virginia. Certain of these claims have resulted in default judgements against GreenPower, and a court order preventing the company from delivering vehicles outside of the state. The court order has had a negative impact on the Company's cash flow and ability to continue operations in the state. The Company has filed a motion to set aside the default judgements and court order, however there is no guarantee that the company will be successful. GreenPower has not booked a contingency for these claims or judgements as at March 31, 2026.

Current requirements and regulations may change or become more onerous

The Company's products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding. These requirements are subject to change and one regulatory environment is not indicative of another. GreenPower's ability to maintain its compliance with local regulatory and safety requirements is subject to change, and non-compliance with these regulations and requirements may have a material negative impact on the Company's business, financial results and financial position.

Cybersecurity risks

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business. The Company has not experienced a cybersecurity incident and has therefore not been affected by its exposure to cybersecurity risks. However, our business and operations may be materially adversely affected in the event of computer system failures or security or breaches due to cyber-attacks or cyber intrusions, including ransomware, phishing attacks and other malicious intrusions.

Provision for Warranty Costs

The Company offers warranties on the medium and heavy-duty vehicles and buses it sells. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact future warranty claims include the success of the Company's productivity and quality initiatives as well as parts and labor costs. Actual warranty expense could differ from the provisions which are estimated by management, and these differences could be material and may negatively impact the company's financial results and financial position.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2026 Discussion dated: July 7, 2026

Reliance on Shipping

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. Shipping costs can be volatile, and the Company has experienced shipping delays which has delayed deliveries in parts and components from our global suppliers, and deliveries of vehicles arriving from our contract manufacturers. While these delays and cost increases are not currently at a level that they have caused a material disruption or negative impact to our profitability, these delays and costs may increase to a point that they may negatively impact our financial results and ability to grow our business.

Events after the reporting period

Subsequent to the end of the reporting period:

  Between April 1, 2026 and July 3, 2026, 4,825 stock options exercisable at a weighted average exercise price of CDN $146.15 per share expired or were forfeited;
  On June 30, 2026 the Company issued the third tranche of 1,500 Series A convertible preferred shares for gross proceeds of $1,425,000. In addition, the Company and the Series A convertible preferred share investor amended the Securities Purchase Agreement dated November 14, 2025 to increase the Series A convertible preferred shares issuable under the Agreement by $2,000,000;

In addition, subsequent to the end of the reporting period, the Company completed the following transactions which each increased the share capital of the Company:

  Between April 1, 2026 and June 17, 2026 1,351 Series A convertible preferred shares were converted into 1,494,423 common shares of the Company, and the Series A convertible preferred share liability of $1,643,214 as at March 31, 2026 was transferred to share capital;
  Between July 1, 2026 and July 7, 2026, a total of 100 Series A convertible preferred shares were converted into 88,909 common shares of the Company;
  On June 15, 2026, 256,410 common shares were issued to a company controlled by a director of the Company pursuant to the exercise of 256,410 warrants at US$0.78 per share for gross proceeds of $200,000;
  On June 30, 2026, the Company issued 257,638 common shares at $1.44 per share to pay for $371,000 of accrued interest to June 30, 2026 on convertible debentures to the convertible debenture investors. The convertible debenture investors are related parties and include a company controlled by a director of the Company, and companies controlled by the CEO and director of the Company;
  On June 30, 2026, the Company issued 552 Series B convertible preferred shares to companies controlled by the CEO and director of the Company for the conversion of $524,400 of loans from the same companies;
  On June 30, 2026 the Company issued 1,640 Series B convertible preferred shares to a company controlled by the CEO and director of the Company for the conversion of $1,558,000 of convertible debentures from the same company.

  Further information about the Company and its operations can be obtained from www.sedarplus.com and  www.sec.gov/edgar/search/